UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alseres Pharmaceuticals, Inc.

File No. 0-06533 – CF# 22941

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Alseres Pharmaceuticals, Inc. (formerly Boston Life Sciences, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 29, 2002.

Based on representations by Alseres Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.15   through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel